                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                  Under the Securities Exchange Act of 1934


                      Plymouth Commercial Mortgage Fund
          -----------------------------------------------------------
                                (Name of Issuer)

                     common shares of beneficial interest
          -----------------------------------------------------------
                         (Title of Class of Securities)

                 CIK  0001022105               EIN  74-6439983
          -----------------------------------------------------------
                                 (CUSIP Number)

                     John Mosher, Greystone Advisers, Inc.
         13333 Blanco Road, Suite 314, San Antonio, Texas  78216-7756
          -----------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 26, 1996
          -----------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes)

                      (Continued on the following page(s))


                               Page 1 of 13 Pages

--------------------------------------------------------------------------------
1) Your name and social security number or IRS Identification No.
Mr. Goodhue W. Smith, III

--------------------------------------------------------------------------------
2) Are you are a member of a group that owns the shares of Plymouth giving rise to the need to file this form?

No
--------------------------------------------------------------------------------
3)  SEC Use Only
--------------------------------------------------------------------------------
4)  Source of Funds with which you acquired the subject shares.
OO

--------------------------------------------------------------------------------
5)  Check if disclosure of legal proceedings is required pursuant to items
2(d) or 2(e).
N/A

--------------------------------------------------------------------------------
6)  Citizenship or place of organization
USA

--------------------------------------------------------------------------------
                  7)  Sole Voting Power                     15,500

                  --------------------------------------------------------------
                  8)  Shared Voting Power                  120,697
Number of
Shares            --------------------------------------------------------------
Beneficially      9)  Sole Dispositive Power                15,500
Owned
                  --------------------------------------------------------------
                  10)  Shared Dispositive Power            120,697

--------------------------------------------------------------------------------
11)  Aggregate amount beneficially owned by each reporting person
               136,197

--------------------------------------------------------------------------------
12)  Check if the aggregate amount in row 11 excludes certain shares
            N/A

--------------------------------------------------------------------------------
13)  Percent of class represented by amount in row 11
           14.02%


--------------------------------------------------------------------------------
14)  Type of reporting person
           IN

--------------------------------------------------------------------------------
Item 1:  Security and Issuer:





--------------------------------------------------------------------------------

        Security:       Common shares of beneficial interest (only one class)
                        ("Shares")
        Issuer:         Plymouth Commercial Mortgage Fund ("Plymouth")

Item 2: Your Identity and Background

        a.  Name:                                               Goodhue W. Smith, III
        b.  Address:                                            Duncan-Smith Co.
                                                                311 Third, 3rd Floor
                                                                San Antonio, TX 78205
        c.  Occupation or business:                             Investment banker
        d.  Convictions within past 5 years:                    None
        e.  Securities violations within the past 5 years:      None

Item 3:  Source and Amount of Funds or other consideration:

        Of the Shares that Mr. Smith owns directly, 10,000 Shares were received in return for forgiving $100,000 in indebtedness by a limited partnership acquired by Plymouth. The remaining Shares were purchased using personal funds.

        Of the Shares that are owned SouthWest Federated, Inc. ("SWFI") that Mr. Smith has been attributed beneficial ownership, 5,697 Shares were received in return for the company's general partnership interest in a limited partnership acquired by Plymouth (see item 5 below). SWFI borrowed $150,000 from Shiloh Oil Corporation to purchase its remaining 15,000 Shares.

        The Shares owned by the five trusts on which Mr. Smith serves as a trustee were acquired in exchange for forgiveness of debt owed by a limited partnership acquired by Plymouth Commercial Mortgage Fund (see item 5 below).

        No other sources of funds were utilized.


Item 4:  Purpose of Transaction:

The purchase was made solely as an investment. No other transactions are contemplated.


Item 5:  Interest in Securities of the Issuer.

        Mr. Smith owns 15,500 Shares directly and has sole voting power over those Shares. He is a shareholder and director of a Delaware corporation, SouthWest Federated Holding Company ("SWFHC"), that holds the right to purchase up to 50,000 Shares before May 22, 1997 and is a director of one of the company's wholly owned subsidiaries, SWFI, which owns 20,697 Shares. Mr. Smith shares voting power with one other director, Robert R. Swendson, for SWFHC and SWFI.



--------------------------------------------------------------------------------

Mr. Smith also serves as a trustee to five trusts that each own 10,000 Shares. For three of the trusts, Mr. Smith shares voting power with Mr. William L. Clifton, Jr. and for the other two trusts, Mr. Smith shares voting power with Mr. James R. Clifton. Addresses and occupations for those individuals with which Mr. Smith shares voting power are listed below:

                Robert R. Swendson
                13333 Blanco, Ste. 314
                San Antonio, TX 78216
                President of Greystone Advisers, a registered investment adviser providing advice on the purchase and settlement of impaired loans

                Mr. William L. Clifton, Jr.
                P.O. Box 7005
                Waco, TX  76714-7005
                Private Investor

                Mr. James R. Clifton
                P.O. Box 7005
                Waco, TX  76714-7005
                Private Investor


Mr. Smith has no knowledge of any criminal convictions or securities violations by Messrs. Swendson and Clifton during the past five years. Mr. Smith disclaims beneficial ownership of those Shares that he does not own directly.

        SWFHC acquired the right to purchase 50,000 Shares in return for advancing $250,000 on a short-term line of credit to Plymouth on September 22, 1995. The line of credit was subordinate to a $1,800,000 senior credit facility and was used for working capital purposes. The rights allow the holder to purchase the Shares at any time up until May 22, 1997 at Plymouth's then current net asset value per Share. To date, none of the rights have been exercised.

        Plymouth made Shares available in two separate transactions during 1996, an exchange offer consummated on September 27, 1996 (the "Exchange Offer") and a subsequent equity offering consummated on December 26, 1996 (the "Equity Offering"). In the Exchange Offer, Plymouth offered cash or Shares for the limited and general partnership interests and subordinated debt of SWF 1995 Limited Partnership, a Texas limited partnership ("SWF95"). A total of 221,577 Shares were issued by Plymouth of which 10,000 Shares were issued to Mr. Smith directly in return for the cancellation of $100,000 in indebtedness due from SWF95. In addition, 20,697 Shares were issued to SWFI in return for its general partnership interest in SWF95. Of these Shares, 15,000 were exchanged with an individual in return for forgiveness of $150,000 in indebtedness owed by SWFI on or about November 27, 1996. Also, 50,000 Shares were issued to trusts to which Mr. Smith has been attributed beneficial ownership in return for cancellation of $500,000 in indebtedness from SWF95.



--------------------------------------------------------------------------------

        On October 22, 1996 Plymouth began the Equity Offering. The Equity Offering was for a minimum of $7,000,000 and a maximum of $9,000,000 at Plymouth's net asset value per Share as determined by Plymouth's board of trustees on a date as close as practicable to the close of the Equity Offering. Duncan-Smith Securities, Inc. a Texas corporation and a broker/dealer registered with the National Association of Securities Dealers conducted the Equity Offering. Mr. Smith is a director and president of Duncan-Smith Securities, Inc. In this offering, Mr. Smith purchased 5,500 additional Shares and SWFI purchased 15,000 additional Shares at a price of $10.00 per Share.


Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understanding or relationships between Mr. Smith and anyone related to the Shares for which he is attributed beneficial ownership.


Item 7: Material to be Filed as Exhibit

        a)Loan Agreement between SouthWest Federated, Inc. and Shiloh Oil Corporation dated _?_


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:    March 7, 1997
     ----------------------

Signature: /s/ Goodhue W. Smith, III
          -----------------------------

Printed Name:    Goodhue W. Smith, III
             ----------------------------



--------------------------------------------------------------------------------
                                    Page 4